SECURITIES AND EXCHANGE COMMISSSION
                                               WASHINGTON, DC 20549


                                                   FORM 12b-25



                        Commission File Number 1-9819

                            NOTICE OF LATE FILING

                                                   (Check One):

 [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

 For the Period Ended:          December 31, 1999

[   ]  Transition Report on Form 10-K     [   ] Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                   PART I - REGISTRANT INFORMATION

                         DYNEX CAPITAL, INC.
                      (Full name of registrant)


                    10900 Nuckols Road, 3rd Floor
                      Glen Allen, Virginia 23060
               (Address of principal executive office)

                  PART II - RULE 12b-25 (b) AND (c)

     If subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [ X ]Yes [ ] No

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

                                         [ X ] Yes   [   ] No

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                   [   ] Yes   [ X ] No

               PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Dynex Capital, Inc. ("Company") is unable to file timely its annual report on Form 10-K for the year ended December 31, 1999 in a timely manner without unreasonable effort or expense. On March 9, 2000, the jury in the litigation in the District Court in Travis County, Texas (the "Court") between AutoBond Master Funding Corporation, AutoBond Acceptance Corporation and the Company returned a verdict in favor of AutoBond Master Funding Corporation and AutoBond Acceptance Corporation in the approximate amount of $69 million. The Company has filed motions with the Court to set aside the verdict and reduce the amount of the verdict which will be heard by the Court in April. The Company is in the process of evaluating the impact of this unfavorable jury verdict on its financial statements.

                                                PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  Lynn K. Geurin                   804              217-5820
      (Name)                 (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [ X ]  Yes            [   ]  No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [ X ]  Yes            [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

     In a press release issued March 16, 2000, the Company announced that it expected to report a net loss for the fourth quarter and for the year 1999. The Company's results were impacted by writedowns required from the reclassification of commercial whole loans held for securitization to held for sale during the fourth quarter, and the resulting mark-to-market adjustment. The results were also impacted by losses related to hedging costs previously capitalized that were charged-off during the quarter as a result of the Company's decision not to extend expired forward commitments on commercial mortgage loans. The Company's 1999 results could further be negatively impacted by any accrual that may be necessary due to the AutoBond litigation referred to above in Part III. The Company is in the process of evaluating the impact of this unfavorable jury verdict on its financial statements.


     Dynex Capital, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     DYNEX CAPITAL, INC.



                                                     /s/ Thomas H. Potts
Date:    March 30, 2000                              By:      Thomas H. Potts
                                                              President